UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM SD

Specialized Disclosure Report

Mindray Medical International Limited

State or other jurisdiction of incorporation or organization: Cayman Islands	Commission File Number: 001-33036	IRS Employer Identification No.

Mindray Building, Keji 12th Road South,

Hi-tech Industrial Park, Nanshan

Shenzhen 518057

People’s Republic of China

(Address of principal executive offices)

Xiaobo Sun, telephone: +86 755 8188 8473

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

This Form SD is filed by Mindray Medical International Limited (“Mindray”) for the year ended December 31, 2014 (the “Reporting Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

A copy of Mindray’s Conflict Minerals Disclosure is provided in this Item 1.01 and will be publicly available at www.mindray.com.

Item 1.01 Conflict Minerals Disclosure and Report, Exhibit

In accordance with Rule 13p-1, Mindray undertook a reasonable country of origin inquiry (“RCOI”) to determine whether any of the conflict minerals necessary to the function or production of the products that Mindray manufactured or contracted to manufacture during the Reporting Period originated in the Democratic Republic of Congo or any of its adjoining countries (collectively, the “Covered Countries”), or were from recycled or scrap sources. Rule 13p-1 defines conflict minerals as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives (limited to tantalum, tin and tungsten) (collectively, the “Conflict Minerals”).

Based on the RCOI, Mindray has determined in good faith that for the Reporting Period, either the Conflict Minerals used in its products are “DRC conflict free,” it has “no reason to believe that such Conflict Minerals originated in Covered Countries,” or it believes any Conflict Minerals incorporated in their products are from “recycled or scrap sources” (terms as defined in the 1934 Act). As required by Form SD, Mindray has indicated below such determination and described the related steps undertaken in connection with its RCOI.

Conflict Minerals Disclosure

Business/Product Overview

Mindray develops, manufactures, and markets medical devices. Mindray has three primary product business segments—patient monitoring and life support products, in-vitro diagnostic products, and medical imaging systems—and certain other products including orthopedic products, endoscope devices and healthcare IT solutions products. Mindray’s products may be further categorized into medical equipment, accessories, and reagents. Mindray’s reagents products and certain accessories do not contain any of the four Conflict Minerals. Mindray is several levels removed from the actual mining of Conflict Minerals and does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

Determination

Following a good faith RCOI, Mindray has determined for the Reporting Period that its medical equipment and those accessories products which contain, or may contain, Conflict Minerals are either DRC conflict free; the actual or potential Conflict Minerals are from recycled or scrap sources; or that Mindray has no reason to believe that such actual or potential Conflict Minerals may have originated in a Covered Country.

Description and results of the RCOI

In undertaking the RCOI, Mindray first identified a list of its suppliers of materials or parts contained in its products that either contained Conflict Minerals or where it was uncertain whether Conflict Minerals were contained in those materials or parts. Mindray then distributed approximately 267 surveys to the identified suppliers. The survey, among other things, requested the suppliers to identify the type(s), if any, of Conflict Minerals included in the products/parts supplied to Mindray, and, if so, inquired whether such Conflict Mineral originated from a Covered Country, whether such Conflict Mineral was from recycled or scrap sources, or whether such Conflict Mineral was from a conflicted smelter. The survey was prepared based on the Electronic Industry Citizenship Coalition Global e-Sustainability Initiative (“EICC/GeSI”) Conflict Minerals Reporting Template. Additionally, Mindray requested that the suppliers identify the smelters and refiners of the Conflict Minerals contained in the relevant materials/parts and compared the identified smelters and refiners against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (CFS) program for tantalum, tin, tungsten and gold.

Mindray received an approximately 89% response rate in relation to the distributed surveys, and reliable evidence and representations were provided by suppliers with respect to the provenance of Conflict Minerals used in Mindray’s products. These survey responses and representations enabled Mindray to reach the determination above, and in the process of obtaining such survey responses and representations, Mindray encountered no warning signs or circumstances suggesting otherwise.

Mindray has adopted a Conflict Minerals Policy, a copy of which is available at www.mindray.com. The content of Mindray’s website indicated in this Form SD is for general information only and is not incorporated by reference herein.

Item 1.02 Exhibit

Not applicable.

Section 2 – Exhibits

Item 2.01 Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mindray Medical International Limited

By:	/s/ Alex Lung
Name:	Alex Lung
Title:	Chief Financial Officer
Date:	May 25, 2015